FIDELITY BOND INSURANCE AGREEMENT


      AGREEMENT made as of May 13, 2005 by and among USAA MUTUAL FUND, INC. and USAA TAX EXEMPT FUND, INC., both Maryland corporations, and USAA INVESTMENT TRUST, a Massachusetts business trust, USAA STATE TAX-FREE TRUST, and USAA LIFE INVESTMENT TRUST, both Delaware business trusts (collectively the Funds and singly a Fund), each of which has as its investment adviser and underwriter USAA INVESTMENT MANAGEMENT COMPANY (the Company).

      WHEREAS, The Funds are named Insureds under a Fidelity Bond (the Bond) issued by the St. Paul Fire and Marine Insurance Company (Insurer), in the amount required by Rule 17g-1 of the Investment Company Act of 1940; and

      WHEREAS, The Funds desire to provide the criteria by which losses in excess of the face amount of the Bond shall be allocated among the parties.

      NOW, THEREFORE, It is agreed as follows:

      1. The premiums on the Bond as applicable to USAA MUTUAL FUND, INC., USAA TAX EXEMPT FUND, INC., USAA INVESTMENT TRUST, and USAA STATE TAX-FREE TRUST, shall be paid by the Company as provided in the investment administration and servicing agreements entered into by the Company with each of these Funds. The premium on the Bond as applicable to USAA LIFE INVESTMENT TRUST shall be paid by USAA LIFE INVESTMENT TRUST.

      2. In the event that the claims of loss of the Funds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Bond, the following rules for determining, as among the Funds, the priority of satisfaction of the claims under the Bond shall apply:

a. First, all claims of each Fund which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of fidelity bond, as determined pursuant to Rule 17g-1(d) under the Investment Company Act of 1940, required for such Fund; and

b. Second, the remaining amount of insurance, if any, shall then be applied to such claims of the Funds in proportion to the total of each Fund's claims not satisfied by such minimum amount of fidelity bond.

      3. This Agreement shall become effective on the date hereof. This agreement shall continue in effect for all periods during which the Bond is in effect or for which it is renewed, unless modified by agreement of the parties; PROVIDED, HOWEVER, that this Agreement may be terminated at any time by any of the parties hereto, upon at least thirty days' written notice to the other parties thereto, as to claims based upon events occurring after the date of such termination.

      IN WITNESS WHEREOF, The parties have hereunto caused these presents to be executed by their officers hereunto duly authorized, all as of the date and year first above written.

USAA MUTUAL FUND, INC.                    USAA INVESTMENT TRUST


By:    /s/ Christopher W. Claus           By:   /s/ Christopher W. Claus
      -------------------------                --------------------------------
      Christopher W. Claus                     Christopher W. Claus
      President                                President

USAA TAX EXEMPT FUND, INC.                USAA STATE TAX-FREE TRUST


By:    /s/ Christopher W. Claus           By:  /s/ Christopher W. Claus
      ------------------------                 --------------------------------
      Christopher W. Claus                     Christopher W. Claus
      President                                President


USAA LIFE INVESTMENT TRUST


By:    /s/ Kristi A. Matus
      ------------------------
      Kristi A. Matus
      President





contract\mf\agreemen.t 2005